October 7, 2019

Antony Leung
Chairman
New Frontier Corp
23rd Floor, 299 QRC
287-299 Queen's Road Central
Hong Kong

       Re: New Frontier Corp
           Preliminary Proxy Materials on Schedule PreM14A
           Filed on September 11, 2019
           File no. 001-38562

Dear Mr. Leung:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Materials on Schedule PreM14A, filed on September 11, 2019

What happens if a substantial number of the public shareholders...exercise their redemption rights?, page 3

1. Please revise paragraph two briefly to disclose what constitutes "Necessary Cash."
Did the board of directors of NFC obtain a third-party valuation or fairness opinion?, page 5

2.     We note that McKinsey & Company, Pricewaterhouse Coopers, Simpson
Thacher
       & Bartlett and Global Law Firm acted as outside advisors in connection with the proposed acquisition, however only Simpson Thacher's activities are described in the Background of the Transaction section of your proxy materials. Please revise to disclose what services your other advisors provided, or advise us why you believe no revision is necessary.
 Antony Leung
FirstName LastNameAntony Leung
New Frontier Corp
October 7, NameNew Frontier Corp
Comapany 2019
Page 2
October 7, 2019 Page 2
FirstName LastName
Structure Following the Business Combination , page 14

3. It appears you intend to use a variable interest entity structure. Please disclose and discuss the arrangements and agreements necessary to do so and make corresponding changes to your corporate diagram, including identifying shareholders and percentage ownership of each entity.
4. Please revise your corporate diagram to provide more granular disclosure concerning the various entities at each level. Please identify that New Frontier Health Corporation will be a holding company, with no direct operations. Please enumerate the several subsidiaries, and please identify, as you discuss in risk factor disclosure at page 45, which are established as a China-Foreign Equity Joint Venture, and which are established as a
         China-Foreign Contractual Joint Venture. We also note that you discuss Wholly Foreign-
         Owned Enterprises in the first paragraph of "Changes in the Foreign Investment Law and regulatory regime could have an impact on the transactions and the operations of UFH's business" on page 45, but see no reference to a WFOE in your corporate diagram. Please advise or revise.
5. Please advise as to the business purpose for establishing a Delaware holding company for
         Chindex International, Inc.
Financial projections with respect to UFH may not prove to be reflective of actual future results., page 37

6. We note that financial projections were prepared and considered by the NFC board of directors in connection with the proposed transaction. Please provide us with these projections, and any similar materials furnished to board members. Upon review, we may have further comments.
UFH depends on key personnel for the success of its business., page 39

7. Please revise to identify the key personnel upon whom UFH relies. NFH's debt could impair its financial condition and prevent if from fulfilling its business obligations., page 42

8. Please revise paragraph one to indicate the amount of cash NFH would expect to have assuming various levels of redemption were to occur.
If UFH fails to comply with environmental, health and safety laws in China..., page 47

9. In addition to the general risk you have described, please break out here, or in separate risk factors, the key environmental, health and safety laws and regulations in China with which the company must be in compliance, identifying the specific risk posed in each instance were the company found to be in noncompliance.
 Antony Leung
FirstName LastNameAntony Leung
New Frontier Corp
Comapany 2019
October 7, NameNew Frontier Corp
Page 3
October 7, 2019 Page 3
FirstName LastName
The Sponsor will have significant influence over us after completion of the business combination. , page 55

10. In addition to the Sponsor's beneficial ownership of approximately 12.4%, please indicate the effective percentage controlled by the Sponsor following execution of the various arrangements discussed.
11. Please revise to provide a separate risk factor with its own heading addressing the risk posed by your Proposed Charter's provision that New Frontier Corporation renounce any interest or expectancy in the business opportunities of the Sponsor and its respective officers, as you discuss in the concluding paragraph on page 56. Following the consummation of the business combination, our only significant asset., page 57

12. Please revise to disclose and discuss any applicable Chinese rules or regulations that could limit the ability of UFH to pay dividends or make distributions or loans to the holding company, New Frontier Corporation.
Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 67

13. We note on page 67 you state that "NFC's shareholders as a group will have the largest voting interest in the combined entity under the no redemption and maximum redemption scenarios". Please disclose the voting percentages that will be held by the NFC shareholders as a combined group, the new investors, and the former owners of Healthy
         Harmony, including the holders of the rollover equity.
14. Reference is made to footnote (b) on page 67. Explain to us the nature of the obligation to pay the additional RMB 144.3 million, how you intend to account for this payment, and your basis for this accounting under IFRS. Disclose and explain to us how you intend to fund this payment obligation. Also, please explain to us how you addressed this payment obligation within the pro forma balance sheet.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 70

15. Please tell us your assumptions regarding Permitted Leakage Expenses (as defined on page 89) and your consideration for a related cash adjustment in the pro forma balance sheet.
16. Please tell us how you considered an adjustment for 280G payments and benefits (i.e., payment that is reasonably expected to be a "parachute payment" within the meaning of
         Section 280G(b)(2) of the Internal Revenue Code) as described in
Section 7.17 of the
         Transaction Agreement on page A-51.
17. Refer to footnote E on page 77. Please tell us your consideration for giving pro forma effect to the payoff of the IFC loan. We note your disclosure in Note
2.1 of Health
         Harmony Holdings' financial statements that such loan may be payable on demand upon
 Antony Leung
FirstName LastNameAntony Leung
New Frontier Corp
Comapany 2019
October 7, NameNew Frontier Corp
Page 4
October 7, 2019 Page 4
FirstName LastName
         the Completion of the Change in Control Event.
Termination, page 98

18. Please disclose whether termination fees would be incurred were either party to terminate the agreement prior to the closing.
Fosun Rollover Agreement, page 101

19. Please revise paragraph two on page 102 to discuss why NFC agreed not to adopt or maintain any shareholder rights plan pursuant to the Fosun Rollover Agreement. We note your related risk factor disclosure at page 56 concluding that "this arrangement could limit the ability of our board of directors to take defensive actions against a potential takeover attempt even if it believes that such defensive actions would be in the best interests of our company." Please advise, with a view towards disclosure, how this limitation is consistent with the directors' fiduciary obligations.
Background of the Transaction, page 110

20. Please revise paragraph five to clarify what led NFC specifically to seek out negotiations with UFH in July, 2018.
Background of the Business Combination, page 111

21. Please revise paragraph three to disclose the relationship between Credit Suisse and NFC.
Certain Projected Financial Information, page 121

22. Please revise to indicate why the NFC board of directors did not review any financial projections prepared by UFH's management.
23. Please revise to indicate in what sense the financial projections prepared by NFC's management are "more conservative" than those prepared by UFH management.
Waiver of Corporate Opportunities, page 133

24. Please revise to indicate how your proposed charter will make the delineation between what constitutes a corporate opportunity for NFH, and what constitutes a commercial opportunity that a director or officer may otherwise pursue in his or her individual capacity.
The Investment Environment, page 169

25. We note that you cite to industry research for information and statistic regarding economic trends. Please provide us with marked copies of any materials that support these and any other third party statements, clearly cross-referencing a statement with the underlying factual support.
 Antony Leung
FirstName LastNameAntony Leung
New Frontier Corp
Comapany 2019
October 7, NameNew Frontier Corp
Page 5
October 7, 2019 Page 5
FirstName LastName
Regulatory Matters, page 176

26. Please revise to enumerate and discuss all applicable Chinese laws and regulations, including foreign investment in the healthcare industry, material to conducting the company's operations, including the impact or likely impact of each law and regulation on those operations.
Beneficial Ownership of Securities, page 203

27. Please revise to indicate the individual(s) who have voting/dispositive power for the shares held by Fosun Industrial Group, Nan Fung Group, and Vivo Capital Fund IX.
Healthy Harmony Holdings LP- Notes to the Consolidated Financial Statements
1. General Information
Information about subsidiaries, page F-39

28. We note your investment in Chindex International Inc. Please clarify in your disclosure the nature of the Chindex business and how it is accounted for in the financial statements.
4. Revenue from Contracts with Customers
Healthcare Services, page F-55

29. In the fifth paragraph on page 167, you stated (in part) that UFH often partners with well-
         known hospitals in tier one cities to expand the number of advanced services it is able to offer. You also referred to your asset light strategy through management contracts on page
         168. If material, please disclose UHF's policies for recognizing revenues from such arrangements and advise us.
Healthy Harmony Holdings LP- Notes to the Consolidated Financial Statements
16. Related Party Transactions
(c) Compensation of key management personnel of the Group, page F-65

30. Please further disclose any payments or benefits to which certain key executives and/ or shareholders are entitled pursuant to a change in control or the closing of the proposed business combination. We note your disclosure in Section 7.17 of the Transaction
         Agreement set forth on page A-51.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365, or Robert
S. Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
 Antony Leung
New Frontier Corp
October 7, 2019
Page 6

Attorney, at 202-551-3415,or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.



                                                         Sincerely,
FirstName LastNameAntony Leung
                                                         Division of
Corporation Finance
Comapany NameNew Frontier Corp
                                                         Office of Real Estate
& Construction
October 7, 2019 Page 6
cc:       Jonathan Rochwarger
FirstName LastName